Exhibit 21
Subsidiaries of Allied Healthcare International Inc.

Subsidiary	Jurisdiction of Organization

Allied Healthcare Group Holdings Limited (formerly known as Allied Healthcare Group Limited and as Transworld Holdings (UK) Limited)	England
Allied Healthcare Holdings Limited (formerly known as Transworld Healthcare (UK) Limited)	England
Omnicare Limited	England
Allied Healthcare Group Limited	England
L&B (No. 182) Limited (operating under the Homecare Independent Living tradename)	Northern Ireland